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                                                           EXHIBIT 8(a)


                                  May 7, 1998


UST Corp.
40 Court Street
Boston, Massachusetts 02108


Ladies and Gentlemen:

      This opinion is furnished to you pursuant to Section 6.02(e) of the Affiliation Agreement and Plan of Reorganization dated as of December 15, 1997 (the "Agreement") among UST Corp., a Massachusetts corporation, Mosaic Corp., a Massachusetts corporation and wholly owned subsidiary of UST Corp., and Affiliated Community Bancorp, Inc., a Massachusetts corporation ("AFCB"). Pursuant to the Agreement, AFCB will merge with and into Mosaic Corp. in a transaction (the "Merger") in which the existing stockholders of AFCB, other than dissenting stockholders, will receive common stock of UST Corp. in exchange for their issued and outstanding shares of common stock of AFCB. You have requested our opinion as to certain federal income tax consequences anticipated to follow from implementation of the Agreement.

      For purposes of our opinion, we have examined and relied upon the originals or copies, certified or otherwise identified to us to our satisfaction, of the Agreement, the Notices of Special Meeting of Stockholders of UST Corp. and AFCB and accompanying Joint Proxy Statement-Prospectus dated May 11, 1998, included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission by UST Corp. and AFCB on or about May 7, 1998 and related documents (collectively, the "Documents"). In that examination, we have assumed the genuineness of all signatures, the authenticity and completeness of all

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UST Corp.
May 7, 1998
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documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies.

      As to certain factual matters, we have relied with your consent upon, and our opinion is limited by, the representations of the various parties set forth in the Documents and on the Certificates from UST Corp., Mosaic Corp., AFCB, and certain shareholders of AFCB dated on or about the date hereof copies of which are attached hereto. Our opinion assumes that all representations set forth in the Documents and in such Certificates are true and correct in all material aspects as of the date hereof. In addition, our opinion is limited solely to the provisions of the federal Internal Revenue Code as now in effect (the "Code"), and the regulations, rulings, and interpretations thereof in force as of this date and we assume no obligation to advise you of changes in the law or fact that occur after the date of this opinion.

      On the basis of and subject to the foregoing, and assuming due adoption and implementation of the Agreement in accordance with its terms and consistent with the representations set out in the Documents and Certificates, we are of the opinion that for federal income tax purposes, the Merger will constitute a reorganization under Section 368(a) of the Code.

      This opinion is being delivered to you for your use in connection with the referenced transaction and such other uses to which we have given

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UST Corp.
May 7, 1998
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our prior written consent.

                                     Very truly yours,


                                     /s/ Bingham Dana LLP
                                     ----------------------------
                                     BINGHAM DANA LLP